Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF CARING BRANDS, INC.

Pursuant to Section 78.1955 of the Nevada Revised Statutes

Caring Brands, Inc., a Nevada corporation (the “Corporation”), hereby certifies that, pursuant to the authority contained in its Articles of Incorporation, as amended, and in accordance with applicable provisions of the Nevada Revised Statutes, the Corporation has duly authorized the following amendment to the Amended and Restated Certificate of Designation governing its Series A Convertible Preferred Stock (the “Series A Certificate of Designation”).

WHEREAS, the Corporation has outstanding shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”);

WHEREAS, the Board of Directors has determined that it is advisable and in the best interests of the Corporation and its stockholders to establish a minimum conversion price of $0.16 per share of Common Stock (the “Floor Price”), subject to equitable adjustment for stock splits, reverse stock splits, stock dividends, combinations, reclassifications and similar events affecting the Common Stock; and

WHEREAS, the Board intends that the Floor Price limit any adjustment, reset, reduction or other modification of the conversion price of the Series A Preferred Stock that would otherwise result in a conversion price below $0.16 per share.

1. Floor Price. Notwithstanding anything to the contrary contained in the Series A Certificate of Designation, including any provision providing for an adjustment, reset, reduction or other modification of the Conversion Price as a result of any issuance or deemed issuance of Common Stock or Common Stock Equivalents, the Conversion Price shall in no event be adjusted or reduced to an amount less than $0.16 per share of Common Stock (the “Floor Price”). If any calculation or adjustment otherwise required under the Series A Certificate of Designation would result in a Conversion Price below the Floor Price, the Conversion Price shall instead be deemed to equal the Floor Price.

2. Equitable Adjustments. The Floor Price shall be subject to equitable adjustment for any stock split, reverse stock split, stock dividend, stock combination, recapitalization, reclassification or other similar transaction affecting the Common Stock occurring after the Effective Date, so that the economic effect of the Floor Price is preserved.

3. No Other Amendment. Except as expressly amended hereby, all provisions of the Series A Certificate of Designation shall remain in full force and effect. In the event of any conflict between this Certificate of Amendment and the Series A Certificate of Designation, this Certificate of Amendment shall control.

4. Approvals. This amendment is subject to all holder, stockholder, contractual, Nasdaq, governmental and other approvals or consents required by the Series A Certificate of Designation, any applicable transaction documents, the Corporation’s governing documents and applicable law. Nevada and securities counsel shall confirm the precise approval and filing mechanics.

5. Effective Date. The Corporation intends the foregoing amendment to have economic effect as of September 22, 2026 to the fullest extent permitted by applicable law; provided, however, that the legal effectiveness of this Certificate of Amendment shall be determined in accordance with Nevada law and the filing accepted by the Nevada Secretary of State. The execution date below must be the actual date of execution and shall not be backdated.

6. Authorization. The officers of the Corporation are authorized and directed to execute and file such documents and take such further actions as may be necessary or appropriate to give effect to the foregoing amendment, subject to review and approval by the Corporation’s legal counsel.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on the date actually executed below.

CARING BRANDS, INC.

/s/ Glynn Wilson

Dr. Glynn Wilson

Chief Executive Officer

Date of Execution: 10/16/2026